Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

MARCH 31, 2004 and DECEMBER 31, 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	March 31, 2004	December 31, 2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$79,491	86,813

Receivables-
Trade accounts receivable, net	10,970	13,401
Insurance claims	2,580	2,749
Due from related companies	5,454	3,836
Advances and other	4,420	5,586

	23,424	25,572

Inventories	3,953	3,381
Prepaid insurance and other	2,620	1,205

Total current assets	109,488	116,971

FIXED ASSETS:
Advances for vessels under construction and acquisitions	65,539	33,420

Vessels	852,550	800,870
Accumulated depreciation	(154,900)	(146,208)

Vessels’ Net Book Value	697,650	654,662

Total fixed assets	763,189	688,082

DEFERRED CHARGES, net	18,554	20,454

Total assets	$891,231	825,507

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$46,219	41,602
Accounts payable-
Trade	17,475	15,609
Due to related companies	1,174	3,326
Other	10,118	1,825

	28,767	20,760

Accrued liabilities	7,531	6,112
Accrued bank interest	2,417	2,276
Financial instruments - Fair value	8,030	5,097
Unearned revenue	4,042	3,611
Deferred income, current portion	4,005	4,005

Total current liabilities	101,011	83,463

LONG-TERM DEBT, net of current portion	438,263	411,018

DEFERRED INCOME, net of current portion	15,451	16,457

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at March 31, 2004 and December 31, 2003 ; 17,261,006 and 17,151,623 issued and outstanding at March 31, 2004 and December 31, 2003, respectively.	17,261	17,152
Additional paid-in capital	204,798	203,631
Other comprehensive income/(loss)	(5,528)	(1,431)
Retained earnings	119,975	95,217

Total stockholders’ equity	336,506	314,569

Total liabilities and stockholders’ equity	$891,231	825,507

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended March 31,
	2004	2003
REVENUES:
Revenue from vessels	$83,023	$58,238
Commissions	(3,499)	(2,559)

Revenue from vessels, net	79,524	55,679

EXPENSES:
Voyage expenses	17,016	14,145
Vessel operating expenses	13,667	9,986
Depreciation	8,692	7,439
Amortization of deferred charges	2,374	1,743
Provision for doubtful receivables	244	—
Management fees	1,245	1,005
General and administrative expenses	570	439

Operating income	35,715	20,922

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(3,154)	(3,012)
Interest Income	81	94
Foreign currency losses	(45)	(92)
Share of profits of joint venture	—	364
Amortization of deferred gain on sale of vessels	792	—
Other, net	—	(201)

Total other income (expenses), net	(2,326)	(2,847)

Net Income	$33,389	$18,075

Earnings per share, basic	$1.94	$1.06

Earnings per share, diluted	$1.93	$1.06

Weighted average number of shares, basic	17,195,173	17,007,612

Weighted average number of shares, diluted	17,272,003	17,086,381

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND THREE MONTHS ENDED MARCH 31, 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)Income	Total Stock- Holders’ Equity
BALANCE, January 1, 2001		$9,629	$108,603	$52,836	$—	171,068
Net income	3,894			3,894		3,894
- Issuance of common stock		7,350	102,900			110,250
- Expenses related to the issuance of common stock			(9,868)			(9,868)
- Issuance of common stock on acquisition of shares in LauriTen Ltd.		217	3,033			3,250
- Repurchase and cancellation of common stock ( 172,800 shares)		(173)	(1,806)			(1,979)
- Cash dividends declared and paid				(8,542)		(8,542)
- Fair value of financial instruments	(629)				(629)	(629)

Comprehensive income	$3,265

BALANCE, December 31, 2002		$17,023	$202,862	$48,188	$(629)	$267,444

Net income	59,052			59,052		59,052
- Exercise of stock options		269	2,421			2,690
- Repurchase and cancellation of common stock ( 140,100 shares)		(140)	(1,652)			(1,792)
- Cash dividends declared and paid ($ 0.70 per share)				(12,023)		(12,023)
- Fair value of financial instruments	(802)				(802)	(802)

Comprehensive income	$58,250

BALANCE, December 31, 2003		$17,152	$203,631	$95,217	$(1,431)	$314,569

Net income	33,389	—	—	33,389		33,389
- Exercise of stock options		109	1,167			1,276
- Dividends declared				(8,631)		(8,631)
- Fair value of financial instruments	(4,097)				(4,097)	(4,097)

Comprehensive income	$29,292

BALANCE, March 31, 2004		$17,261	204,798	119,975	(5,528)	336,506

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

(FORMERLY MIF LIMITED AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2004	2003
Cash Flows from Operating Activities:
Net income	$33,389	$18,076
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,692	7,439
Amortization of deferred costs	2,374	1,743
Amortization of loan fees	91	81
Amortization of deferred income	(1,006)	(210)
Change in fair value of interest rate swaps	(1,164)	(1,518)
Share of profits in joint venture	—	(364)
Payments for dry-docking	(396)	(4,892)
(Increase) Decrease in:
Receivables	2,148	(6,194)
Inventories	(572)	(2,961)
Prepayments and other	(1,415)	157
Increase (Decrease) in:
Accounts payable	(624)	6,915
Accrued liabilities	1,560	(698)
Unearned revenue	431	223

Net Cash from Operating Activities	43,507	17,797

Cash Flows from Investing Activities:
Advances for vessels under construction	(37,270)	(3,708)
Vessel acquisitions and/or improvements	(46,529)	(89,728)
Payments for investments in joint venture	—	(13)

Net Cash used in Investing Activities	(83,799)	(93,449)

Cash Flows from Financing Activities:
Proceeds from long-term debt	40,000	82,360
Exercise of stock options	1,276	—
Financing costs	(169)	(524)
Payments of long-term debt	(8,137)	(2,474)
Repurchase and cancellation of common stock	—	(364)

Net Cash from Financing Activities	32,970	78,998

Net increase in cash and cash equivalents	(7,322)	3,346
Cash and cash equivalents at beginning of period	86,813	39,674

Cash and cash equivalents at end of period	$79,491	$43,020